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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34631

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS FINANCIAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

558 "B" STREET
(No. and Street)

SANTA ROSA (City) CA (State) 95401-5274 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD G. GLOISTEN 805-653-5944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOVIK M. KHALOIAN
(Name – *if individual, state last, first, middle name*)

520 N. CENTRAL AVENUE, SUITE 650, GLENDALE, CA 91203
(Address) (City) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 4 2013
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

OATH OR AFFIRMATION

I, DONALD G. GLOISTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBS FINANCIAL CORP., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2012

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP.
FINANCIAL REPORT
DECEMBER 31, 2012

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

California All-Purpose Acknowledgement

State of California
County of Ventura

On March 11th 2013 before me, Kusum Manwani Notary Public,
Name & Title of Officer
personally appeared Donald Gerard SR Gloisten

who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), & that by his/~~her~~/~~their~~ signatures(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true & correct.

WITNESS my hand & official seal


KUSUM MANWANI
Commission # 1920443
Notary Public - California
Ventura County
My Comm. Expires Feb 2, 2015

Kusum M[signature]

Signature of Notary Public

Notary Seal

Optional Information

..., MANWANI
...sion # 1920443
...ic - California
... a County
E...ires Feb 2, 2015

Description of Attached Document:

Title or Type of Document: __________

Document Date: __________ *Number of Pages:* __________

Other information:

CONTENTS

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of GBS Financial Corp. as of December 31, 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Financial Corp. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Hovik M. Khaloian

Glendale, California
March 8, 2013

GBS FINANCIAL CORP.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

Cash and cash equivalents	$ 113,764
Receivables from brokers or dealers	557,075
Receivables from non-customers	239,854
Securities owned, at market	131,143
Prepaid income taxes	2,074
Other assets	81,435
Property and equipment at cost, less accumulated depreciation of $57,212	22,388
TOTAL ASSETS	$ 1,147,733

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 63,759
Commissions payable	453,805
Deferred income Taxes	3,900
	521,464
COMMITMENTS AND CONTINGENCIES	-
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1000 shares authorized, 30 shares issued and outstanding stated at	4,500
Additional paid-in capital	92,386
Retained earnings	529,383
TOTAL STOCKHOLDERS' EQUITY	626,269
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,147,733

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF INCOME
For the Year Ended December 31, 2012

REVENUES	
Commissions, concession and Trading revenues	$ 4,763,764
Investment management and consulting fee revenues	1,910,754
Interest revenues	176,951
Expense reimbursement and other revenues	132,593
	6,984,062
EXPENSES	
Commissions and clearing expenses	5,473,853
Employee compensation and benefits	1,128,130
Occupancy expenses	104,896
Communications expenses	56,461
Promotional expenses	46,590
Regulatory expenses	42,153
Outside services and other expenses	114,156
	6,966,239
INCOME BEFORE INCOME TAXES	17,823
PROVISION FOR INCOME TAXES	
Current	5,700
Deferred	(1,200)
	4,500
NET INCOME	$ 13,323

The accompanying notes are an integral part
of these financial statements.

GBS FINANCIAL CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY,
For the Year Ended December 31, 2012

	Common Stock				
	Number of Shares Outstanding	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2012	30	$ 4,500	$ 92,386	$516,060	$612,946
Net income	-	-	-	13,323	13,323
Balance at December 31, 2012	30	$ 4,500	$ 92,386	$529,383	$626,269

The accompanying notes are an integral part of these financial statements.

GBS FINANCIAL CORP
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 6,900,761
Cash paid to suppliers and employees	(7,230,182)
Interest received	176,951
Interest paid	(35)
Income taxes paid	(8,432)
NET CASH (USED) BY OPERATING ACTIVITIES	(160,937)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in receivables from non-customers	184,866
Decrease in other assets	7,719
NET CASH PROVIDED FROM INVESTING ACTIVITIES	192,585
NET INCREASE IN CASH AND CASH EQUIVALENTS	31,648
CASH AND CASH EQUIVALENTS - Beginning of Year	82,116
CASH AND CASH EQUIVALENTS - End of Year	$ 113,764

RECONCILIATION OF NET INCOME TO NET CASH (USED) BY OPERATING ACTIVITIES	
Net income	$ 13,323
Non-cash expenses included in net income:	
Depreciation and amortization	9,337
Deferred income Taxes	(1,200)
Changes in assets and liabilities:	
Decrease in receivables from brokers or dealers	93,650
Decrease in securities owned, at market	26,386
(Increase) in prepaid income taxes	(2,074)
(Decrease) in accounts payable and accrued expense	(118,359)
(Decrease) in commissions payable	(181,342)
(Decrease) in income taxes payable	(658)
NET CASH (USED) BY OPERATING ACTIVITIES	$ (160,937)

The accompanying notes are an integral part
of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
The Company is a securities broker/dealer engaged in the sale of securities to the general public and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Securities
Securities owned are valued at market with unrealized gains and losses recognized currently in results of operations.

Income and Expense Recognition
Securities transactions and related revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Concentration of Credit Risk For Cash Held at Banks
The Company maintains cash balances at a bank. Accounts at the Institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Policy of Cash Equivalents
The Company considers money market funds as cash equivalents.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Income taxes
The provision for income taxes was computed by applying the Federal and State statutory rates to income before income taxes and after recognizing the tax benefits of the operating loss carryforwards.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising Costs
The Company expenses the cost of advertising in the year incurred. During the year ended December 31, 2012, such advertising expenses (included as part of other operating expenses) amounted to $3,886.

Other Assets
Other assets consist of prepaid expenses of $80,535 and deposits of $900.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Since the Company does not carry customer accounts, it is permitted under Rule 15c3-1(a)(2) to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3 percent of aggregate indebtedness. At December 31, 2012, the Company had net capital of $469,645 which was $369,645 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 1.1 to 1.

NOTE 3 - INCOME TAXES

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse.

The deferred tax assets and deferred tax liabilities are comprised of the following at December 31, 2012:

Deferred tax assets:	
State income taxes	$ 300
Contribution carryforwards	1,000
	1,300
Valuation allowance	-
	$ 1,300
Deferred tax liabilities:	
Depreciation	$ 5,200
Net deferred tax liability	$ 3,900

Although, currently the Company's Federal and California income tax returns are not under examination, they remain open and are subject to examination for the tax years 2009 through 2012.

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the company's fair value hierarchy, for those assets measured at fair value as of December 31, 2012.

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government and agency	$ 16,827	$ -	$ -	$ 16,827
Corporate debt	108,488	-	-	108,488
Equities	5,593	-	-	5,593
Residential mortgages and other asset backed securities	-	-	235	235
	$130,908	$ -	$ 235	$131,143

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Leases Commitment

The Company leases certain office facilities under month to month operating lease agreement from its stockholders. The lease requires monthly rentals of $5,000.

The Company leases another facility under a month to month operating lease agreement. The lease requires monthly rentals of $900.

Total rent expense for the year ended December 31, 2012 amounted to $70,800, including amounts paid to stockholders of $60,000.

Retirement Plans

The Company has a profit sharing plan that covers substantially all of its employees. The funding of the profit sharing plan is discretionary (maximum is 15% of total eligible compensation) and is determined annually by the Board of Directors. No contributions were made to the profit sharing plan for the year ended December 31, 2012.

The Company also sponsors a defined contribution plan covering substantially all employees who have satisfied a service requirement of one hour. Plan participants may contribute up to 15% of their annual eligible compensation, subject to limitations imposed by the Internal Revenue Service. The Company matches up to 100% of participant contributions to a maximum of 4% of their annual eligible compensation. The Company's total expense under this plan for the year ended December 31, 2012 amounted to $27,972.

Litigation

The Company is a defendant in a lawsuit in connection with a complaint filed by a former registered representative alleging breach of contract and claiming unpaid wages. Although the Company is vigorously defending itself, the ultimate outcome of the action cannot be presently determined and no provision for liability has been made in the accompanying financial statements.

NOTE 6 - SUBSEQUENT EVENTS

Management has reviewed and evaluated subsequent events from the balance sheet date of December 31, 2012, through March 8, 2013, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
GBS FINANCIAL CORP.
COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

NET CAPITAL		
Total stockholders' equity		$ 626,269
Deductions and/or charges		
Non-allowable assets:		
Commissions receivable and non-allowable Receivables net of commissions payable	$ 35,978	
Not readily marketable securities	235	
Prepaid income taxes	2,074	
Other assets	81,435	
Property and equipment	22,388	142,110
Net capital before haircuts on securities positions		484,159
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(c)(2):		
Trading and investment securities:		
Common stocks	839	
Exempt Securities	925	
Debt securities	8,160	
Money market mutual funds	4,590	14,514
NET CAPITAL		$ 469,645
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and accrued expenses		$ 63,759
Commissions payable		453,805
Deferred income taxes		3,900
TOTAL AGGREGATE INDEBTEDNESS		$ 521,464
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of aggregate indebtedness or $100,000 if greater		$ 100,000
Excess net capital		$ 369,645
Ratio: Aggregate indebtedness to net capital		1.1 to 1

The accompanying notes are an integral part
of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

SCHEDULE II
GBS FINANCIAL CORP.
RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
TO AMOUNTS AS REPORTED BY THE COMPANY IN PART IIA OF FORM X-17A-5
As of December 31, 2012

	Aggregate Indebtedness	Net Capital
As reported in company's Part IIA (unaudited) FOCUS report	$ 523,829	$ 467,280
Decrease in non-allowable assets	-	1,150
Decrease in accounts payable, accrued expenses and other liabilities	(2,365)	-
Adjustments to stockholders' equity-net income	-	1,215
Per Schedule I	$ 521,464	$ 469,645

The accompanying notes are an integral part
of these financial statements.

SCHEDULE III
GBS FINANCIAL CORP.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2012

GBS Financial Corp. is exempt from the possession or control requirements, as it operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm. GBS Financial Corp. does not hold customer funds or safekeep customer securities.

The accompanying notes are an integral part of these financial statements.

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
GBS Financial Corp.
Santa Rosa, California

Members of the Board:

In planning and performing my audit of the Financial statements and supplemental schedules of GBS Financial Corp. (The Company) as of and for the year ended December 31, 2012, in accordance with the standards of the Public Company Accounting Oversight Board (United States), I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

520 N. CENTRAL AVE., SUITE 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hovik M. Khaloian

Glendale, California
March 8, 2013

GBS FINANCIAL CORP.
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2012

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

GBS FINANCIAL CORP.
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2012

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

HOVIK M. KHALOIAN
CERTIFIED PUBLIC ACCOUNTANT

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
GBS Financial Corp.
Santa Rosa, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2012, which were agreed to by GBS Financial Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GBS Financial Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). GBS Financial Corp.'s management is responsible for GBS Financial Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hovik M. Khaloian

Glendale, California
March 8, 2013

520 N. CENTRAL AVE., SUITE. 650 • GLENDALE, CALIFORNIA 91203
TELEPHONE (818) 244-7200 • FAX (818) 244-5175

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

034631 FINRA DEC
GBS FINANCIAL CORP
558 B ST
SANTA ROSA CA 95401-5240

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,708
   B. Less payment made with SIPC-6 filed (exclude interest) (6,478)
   7/27/12
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) 5,230
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 5,230
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 5,230
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBS Financial Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial & Operations Principal
(Title)

Dated the 25th day of February, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan 1, 2012 and ending Dec 31, 2012
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 6,984,062

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,659,286

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 300,242

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 27,227

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 3,970

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Representative Reimbursements 132,593
Private Placements 111,446
244,039

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 35

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 66,091

Enter the greater of line (i) or (ii) 66,091

Total deductions 2,300,855

2d. SIPC Net Operating Revenues $ 4,683,207

2e. General Assessment @ .0025 $ 11,708

(to page 1, line 2.A.)